T. Rowe Price Tax-Efficient Funds, Inc.

T. Rowe Price Tax-Efficient Balanced Fund T. Rowe Price Tax-Efficient Growth Fund

T. Rowe Price Tax-Efficient Multi-Cap Growth Fund

The funds’ reserve position disclosure has been revised to state that the funds’ reserve positions can also consist of U.S. dollar or non-U.S. dollar currencies.